

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 31, 2024

Adam Gishen
Chief Executive Officer
FACT II Acquisition Corp.
14 Wall Street, 20th Floor
New York, NY 10005

> **Re: FACT II Acquisition Corp.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed October 18, 2024**
> **File No. 333-281593**

Dear Adam Gishen:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 15, 2024 letter.

Amendment No. 2 to Registration Statement on Form S-1

Cover Page

1. We reissue prior comment 1. Please clarify that Sponsor HoldCo and the non-managing HoldCo investors will be issued the restricted Class A shares at no additional price. Add risk factor disclosure on page 77 that the non-managing HoldCo investors may also have a conflict of interest in voting on a business combination because of their restricted Class A share holdings and include the Class A share holdings in the dilution risk factor on page 80.

2. We reissue prior comment 2. If the non-managing HoldCo investors have not expressed an interest in purchasing units in the offering, please delete the language throughout the filing relating to units that may be sold to these investors in the offering.

Summary
Sourcing of Potential Business Combination Targets, page 12

3.   We note your response to prior comment 5. Please expand your disclosure on page 13 to describe how the terms of additional financings may impact unaffiliated security holders, as disclosed on page 102. In this regard, we note your disclosure on page 102 that if "we raise additional funds through equity or convertible debt issuances, our public shareholders may suffer significant dilution and these securities could have rights that rank senior to our public shares" and that "due to the anti-dilution rights of our founder shares, our public shareholders may incur material dilution." See Item 1602(b)(5) of Regulation S-K.

        Please contact Babette Cooper at 202-551-3396 or Kristina Marrone at 202-551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Kibum Park at 202-551-6836 or Brigitte Lippmann at 202-551-3713 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Real Estate & Construction

cc: Brandon J. Bortner, Esq.